Filed Pursuant to Rule 433

Registration No. 333-202271

November 16, 2015

Free Writing Prospectus

(To Prospectus dated November 16, 2015 and

Preliminary Prospectus Supplement Dated November 16, 2015)

United States Cellular Corporation

7.25% Senior Notes due 2064

Pricing Term Sheet

Issuer:	United States Cellular Corporation
Expected Ratings (Moody’s/S&P/Fitch)*:	Ba1/BB/BB+
Security:	7.25% Senior Notes due 2064
Principal Amount:	$300,000,000
Overallotment Option:	None
Denominations:	$25 and integral multiples of $25 in excess thereof
Trade Date:	November 16, 2015
Settlement Date:	November 23, 2015 (T+5)
Maturity Date:	December 1, 2064
Coupon:	7.25%
Interest Payment Dates:	March 1, June 1, September 1 and December 1, commencing March 1, 2016 (long first coupon)
Price to Public:	$25 per note
Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at any time on and after December 1, 2020 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date.

Listing:

The Issuer intends to list the Notes on the New York Stock Exchange under the symbol “UZC” and expects trading in the Notes on the New York Stock Exchange to begin within 30 days after the Settlement Date.

CUSIP/ISIN:	911684 603 / US9116846034
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC
Lead Manager:	Citigroup Global Markets Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC Comerica Securities, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
Underwriters:	Drexel Hamilton, LLC Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or e-mail dg.prospectus_requests@baml.com; or Morgan Stanley & Co. LLC toll-free at 1-800-584-6837; or RBC Capital Markets, LLC toll-free at 1-866-375-6829; or UBS Securities LLC toll-free at 1-888-827-7275; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mail wfscustomerservice@wellsfargo.com.